(Manually Signed)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

McDonald’s Corporation Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDonald’s Corporation Profit Sharing and Savings Plan

Report of Independent Registered Public Accounting Firm

To Administrative Committee

McDonald’s Corporation Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 26, 2004	Ernst & Young LLP
Chicago, IL

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Statement of Net Assets Available for Benefits

(In Thousands)

December 31, 2003

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account*	Total

Assets
Cash overdraft	$(24)	$—	$—	$(24)
Investments, at fair value:
Commercial paper and other short-term investments	36,930	3,851	3,341	44,122
Mutual funds	147,726	—	—	147,726
Common and preferred stocks other than McDonald’s Corporation	154,157	—	—	154,157
McDonald’s Corporation common stock	519,831	204,291	184,862	908,984
Participant loans	16,652	—	—	16,652
Investments, at contract value:
Investment contracts	387,536	—	—	387,536

Total investments	1,262,832	208,142	188,203	1,659,177

Receivables:
Company contributions	32,757	—	—	32,757
Accrued income	106	4	5	115
Other	830	(715)	—	115

Total receivables	33,693	(711)	5	32,987

Total assets	1,296,501	207,431	188,208	1,692,140

Liabilities
Management and administrative expenses payable	1,797	44	—	1,841
Accrued interest expense	—	—	2,878	2,878
Notes payable	—	—	101,281	101,281
Other liabilities	274	80	—	354

Total liabilities	2,071	124	104,159	106,354

Net assets available for benefits	$1,294,430	$207,307	$84,049	$1,585,786

*	Nonparticipant directed investment (see Note 4).

The accompanying notes are an integral part of these financial statements.

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Statement of Net Assets Available for Benefits

(In Thousands)

December 31, 2002

	Participant- Directed Investments	ESOP*
		Allocated Account	Unallocated Account	Total
Assets
Investments, at fair value:
Commercial paper and other short-term investments	$25,403	$5,323	$—	$30,726
Mutual funds	104,795	—	—	104,795
Common and preferred stocks other than McDonald’s Corporation	111,357	—	—	111,357
McDonald’s Corporation common stock	335,027	152,671	131,447	619,145
Participant loans	14,792	—	—	14,792
Investments, at contract value:
Investment contracts	415,035	—	—	415,035

Total investments	1,006,409	157,994	131,447	1,295,850

Receivables:
Company contributions	21,946	—	—	21,946
Accrued income	120	7	6	133
Other	271	(237)	—	34

Total receivables	22,337	(230)	6	22,113

Total assets	1,028,746	157,764	131,453	1,317,963

Liabilities
Management and administrative expenses payable	1,430	56	—	1,486
Accrued interest expense	—	—	2,904	2,904
Notes payable	—	—	108,462	108,462
Other liabilities	6,032	1,050	—	7,082

Total liabilities	7,462	1,106	111,366	119,934

Net assets available for benefits	$1,021,284	$156,658	$20,087	$1,198,029

*	Nonparticipant directed investment (see Note 4).

The accompanying notes are an integral part of these financial statements.

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

(In Thousands)

Year ended December 31, 2003

	Participant- Directed Investments	ESOP*
		Allocated Account	Unallocated Account	Total
Net investment income
Dividend income	$11,313	$3,277	$3,038	$17,628
Interest income	20,393	54	52	20,499
Net realized and unrealized appreciation in fair value of investments	242,962	76,112	65,800	384,874
Interest expense	—	—	(7,588)	(7,588)
Management and administrative fees	(4,550)	(494)	—	(5,044)

Total net investment income	270,118	78,949	61,302	410,369

Contributions
Company	48,813	4,253	11,770	64,836
Participants	39,118	—	—	39,118

Total contributions	87,931	4,253	11,770	103,954

Allocations
Company matching with profit sharing forfeitures	(753)	—	—	(753)
Company matching with ESOP shares	—	—	(9,110)	(9,110)

Other changes
Benefits paid to terminated participants and withdrawals	(99,253)	(18,189)	—	(117,442)
Interfund transfers (net)	14,318	(14,318)	—	—
Other	785	(46)	—	739

Total other changes	(84,150)	(32,553)	—	(116,703)

Net increase in net assets available for benefits	273,146	50,649	63,962	387,757
Net assets available for benefits at beginning of year	1,021,284	156,658	20,087	1,198,029

Net assets available for benefits at end of year	$1,294,430	$207,307	$84,049	$1,585,786

*	Nonparticipant directed investment.

The accompanying notes are an integral part of these financial statements.

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002 and year ended December 31, 2003

1. Description of the Program

The McDonald’s Corporation Profit Sharing Program (the Program) was formed January 1, 1989, when the McDonald’s Corporation Savings and Profit Sharing Plan (Profit Sharing Plan) was merged with the McDonald’s Matching and Deferred Stock Ownership Plan (McDESOP). The Profit Sharing Plan was a noncontributory, defined-contribution plan. The Profit Sharing Plan included the Investment Savings account, which permitted participants to contribute after-tax dollars to the Profit Sharing Plan prior to 1987. McDESOP consisted of two components. The first component was a salary deferral plan with McDonald’s Corporation (the Company) matching allocations, and the second component was an employee stock ownership plan (Leveraged ESOP). Effective December 28, 1995, the McDonald’s Corporation Stock Sharing Plan (a tax-credit ESOP, in effect prior to 1987) was merged with the Program. The assets of the Stock Sharing Plan were transferred into McDESOP.

The plan documents with respect to the respective portions of the merged plan remained in effect until the Program, as amended and restated effective January 1, 1997, became effective. The Program was since amended and restated effective November 1, 1998. In addition, the Program had three amendments effective June 1, 2000, January 1, 2001, and March 1, 2001, respectively.

Effective January 1, 2002, the Program was amended and restated in its entirety and renamed the McDonald’s Corporation Profit Sharing and Savings Plan (the “Plan”). In addition, the McDonald’s Matching and Deferred Stock Ownership Trust was merged with the McDonald’s Corporation Profit Sharing Master Trust to create the McDonald’s Corporation Profit Sharing and Savings Trust (the Trust), effective December 31, 2001. The features of the Plan were renamed 401(k) (which includes the participant contributions as well as the employer match), Profit Sharing (which includes Investment Savings), ESOP, Stock Sharing, and Rollover. The Plan has four amendments effective January 1, 2002, June 1, 2002, November 27, 2002, and March 31, 2003.

The Plan is administered by a committee of individuals (Administrative Committee) appointed by the Chief Executive Officer of the Company. Participants should refer to the Summary Plan Description and Prospectus for a more complete description, and up-to-date information.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Program (continued)

Record Keeping

Effective February 8, 2002, the Plan outsourced its record-keeping function to Northern Trust Retirement Consulting (NTRC), following a transition period, which began January 1, 2002. Prior to this date, record-keeping functions were performed by the Company. Effective June 13, 2003, NTRC was purchased by Hewitt Associates LLC.

Eligibility

In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or Boston Market, Chipotle, or Donatos (collectively, Brand Employers). Effective December 4, 2003, Donatos employees are no longer eligible employees because the Company sold its ownership interest in Donatos. Full-time, salaried restaurant managers, staff, executives, and part-time staff scheduled to work at least 20 hours per week are eligible to make nonmatched 401(k) contributions beginning the first day of the month after completing one full calendar month of employment. Crew and hourly paid employees are eligible after one year of “eligible service” as defined by the Plan documents. After meeting the eligibility requirements, participants can contribute up to 15% of their pay. After one year of eligible service, the Company match is 100% on the first 3% of pay contributed and 50% on the next 2% of pay contributed. Additionally, eligible McDonald’s staff and restaurant management employees who have met the above match eligibility requirements and who have completed 1,000 hours of service and are on the payroll at year-end, are also eligible for Profit Sharing and ESOP contributions. Employees of Brand Employers can participate in the Profit Sharing and ESOP features if the Company allows the Brand Employers to adopt these features. As of December 31, 2003, no Brand Employer has adopted the Profit Sharing or ESOP features.

Investments and Elections

For 2002, the investment funds under the Plan were Stable Value Fund, Blended Stock/Bond Fund, International Stock Fund, S&P 500 Index Fund, Diversified Stock Fund, Company Stock Fund, and the McDonald’s ESOP Stock Fund. For 2003, the investment funds were the same except that the Aggressive Stock Fund was added August 1, 2003.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Program (continued)

The Trustees, individuals appointed by the Board of Directors of McDonald’s Corporation (the Board), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated ESOP shares are held by The Northern Trust Company. The unallocated ESOP shares are also held at The Northern Trust Company as custodian for shares held as collateral for loans by McDonald’s Corporation and Wachovia Bank. Other than pass through dividends, proceeds from the ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

Participants can elect, on a daily basis, to have their 401(k), ESOP, and Profit Sharing account balances, as well as future deferrals, Company matching contributions, ESOP contributions, and profit-sharing contributions invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. ESOP contributions, 401(k) contributions, and Company match, where the participant fails to make an investment direction, are automatically invested in Company stock. Profit Sharing accounts are invested in the Blended Stock/Bond Fund if a participant does not make an investment election.

Any dividends or other distributions paid on Company stock owned by the Plan (see Note 6 regarding ESOP stock dividends) are used to repay the ESOP loans, and common stock equal to the value of the dividends on allocated shares are transferred from unallocated shares and allocated to participants’ accounts.

Allocation of Contributions and Earnings

Profit Sharing contributions are determined by the Board. The Board may elect to make this discretionary contribution in the form of cash or McDonald’s common stock or any combination of the two. In 2003 and 2002, the Profit Sharing contribution was made in cash and was allocated to eligible McDonald’s staff and restaurant management who were 21 years old, received credit for at least 1,000 hours of service during the year, and were employed at the end of the year. In addition, participants who terminated employment before the last day of the year due to death, disability, or retirement on or after age 55, share in the allocation of the Profit Sharing contribution in the year their employment terminates. The allocation to participants is based on their respective considered compensation as defined in the Plan compared to all eligible participants’ considered compensation. The year-end contribution is invested the day it is posted to participants’ accounts.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Program (continued)

Participant deferrals are credited directly to participants’ accounts. Company matching allocations are credited based on the Safe Harbor match (100% match on the first 3% of pay contributed and 50% on the next 2% of pay contributed) for all eligible participants, regardless of job class or employer. The match is credited to participant accounts after each pay period.

Net investment income or loss for all accounts is allocated to participants each day that the stock market is open. Participants’ accounts were credited with the income, gains, and losses of the investment fund(s) in which their accounts were invested.

Individuals that are employed as a salaried restaurant manager or staff with a licensee-owned restaurant that is purchased by McDonald’s or Brand Employer and are at least age 21 may enter the 401(k) feature of the Plan as soon as administratively feasible and be eligible for the employer match. If McDonald’s purchased the restaurant, the individuals described above will automatically enter the Profit Sharing and ESOP features of the Plan and receive two years of credited service toward vesting unless considered a “highly paid” employee. “Highly paid” employees will receive the lesser of two years credited service or actual years of employment.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP)

In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price, or $0.12579 per share each quarter. In September 1992, the Company redeemed 16,000,000 shares of unallocated Series B Preferred shares held by the Leveraged ESOP. In August 1995, the Company redeemed the remaining 6,230,058 unallocated Series B preferred shares, and, in December 1995, the remaining 4,176,122 allocated Series B preferred shares were redeemed. Prior to each redemption, the Program’s Trustees converted each share of Preferred Stock into 0.7692 shares of McDonald’s Common Stock, or 12,307,200, 4,792,159, and 3,212,271 shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Effective November 1, 1998, released shares are first used to make matching allocations, and any remaining shares released are allocated annually to eligible participants’ accounts based on their respective considered compensation. Due to the 1999 Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Program (continued)

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price or $0.1449 per share each quarter. In August 1995, the Company redeemed the remaining 8,928,110 unallocated Series C preferred shares, and, in December 1995, the remaining 2,710,514 allocated Series C preferred shares were redeemed. Prior to each redemption, the Program’s Trustees converted each share of Preferred Stock into 0.8 shares of McDonald’s Common Stock or 7,142,486 and 2,168,409 shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Effective November 1, 1998, released shares are first used to make matching allocations, and any remaining shares released are allocated to eligible participants’ accounts based on their respective considered compensation. Due to the 1999 Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

Vesting

401(k) accounts and Company matching contributions are fully vested and nonforfeitable regardless of the participant’s length of employment with the Company. Effective January 1, 2000, for employees who are active on or after that date, within Profit Sharing and ESOP accounts, participants vest 20% for each year of credited service until they reach a 100% vested status after completing five years of credited service.

Diversification

Effective March 31, 2003, participants can elect to fully diversify all accounts in the plan, regardless of age. Prior to March 31, 2003, all participants, regardless of age, could diversify their entire 401(k) balance (which includes employer matching allocations) and Profit Sharing balance at any time. Prior to February 8, 2002, matching contributions were required to remain invested in McDonald’s common stock until age 50. Prior to March 31, 2003, ESOP account balances could not be diversified from Company stock until age 50. Participants at least age 50 were eligible to diversify all accounts under the Plan.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Program (continued)

Termination and Forfeitures

Participants who terminate their employment with the Company and all Brand Employers are entitled to receive the vested interest in their Plan accounts within a reasonable time following their termination. The nonvested balance is forfeited at the end of the year in which the participant has five consecutive breaks-in-service, or upon distribution of the vested balance, whichever is earlier. If a participant does not terminate but has less than 500 hours of credited service during a calendar year, a break-in-service occurs. Participants who terminate employment after satisfying the requirements to make deferrals and subsequently rehire can resume making deferrals as soon as administratively feasible. Individuals who are reemployed before incurring five consecutive one-year breaks-in-service and were not fully vested in their Profit Sharing or ESOP account, will have the amount previously forfeited restored upon rehire. Individuals rehired after five consecutive one-year breaks-in-service, will not have any forfeitures on their Profit Sharing or ESOP account reinstated. An individual’s years of vesting service earned before reemployment are added to their years of vesting service earned after reemployment.

Forfeitures are first used from all accounts (other than ESOP) to fund Company matching contributions.

ESOP forfeitures are allocated at the end of the calendar year to participants in the same manner as the allocation of the Company ESOP contributions.

Forfeitures also include amounts forfeited as a result of unclaimed payouts greater than two years old for Profit Sharing, ESOP, and the 401(k) and Company matching contributions.

A terminated participant with vested benefits in excess of $5,000 will not receive a distribution from the Plan until age 70 ½ unless an earlier distribution is elected. Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Investments and Elections).

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Program (continued)

Rollovers

The Plan allows employees who were in a tax-qualified plan elsewhere to roll over all or part of their previous plan money into the Plan where it can be invested in one or a combination of the Plan’s investment funds. To qualify, the employee must contribute all or part of the amount received, excluding the employee’s after-tax contributions, to the Plan within 60 days after receiving a payout from the other plan. In addition to rollovers from previous employers tax-qualified plans, effective January 1, 2002, employees can roll over their money (excluding employees’ after-tax money) into the Plan from tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer as described in Internal Revenue Code (IRC) Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above provided that additional contributions had not been made.

In-Service Withdrawals

Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing Accounts while still employed with the Company or Brand Employers. Participants may only make one withdrawal in a calendar year, in regards to Profit Sharing and ESOP. Participants 59 ½ or older may withdraw all or any part of their account balances under the Plan at any time.

Pass Through Dividend Election

Effective November 2002, participants are offered the choice of having dividends earned on shares in the McDonald’s Stock Fund paid directly to them in cash or reinvested in their accounts in McDonald’s common stock.

Loans

Effective June 1, 2002, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $60 processing fee. Loan terms range from 12 months up to 4.5 years. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Program (continued)

Voting

Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts. In addition, participants who are employees may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Investments (except for those in insurance contracts) are stated at fair market value. Investments in common and preferred stocks and corporate bonds are valued at the closing exchange prices reported by the New York Stock Exchange. The market values for commercial paper and other short-term investments are cost plus accrued interest, which approximates current market value. The insurance contracts are stated at contract value, which represents cost plus accrued interest less withdrawals.

Purchases and sales of securities are accounted for on the trade date. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Company Contributions

Profit Sharing and ESOP contributions are recorded in participants’ accounts when received annually. The 401(k) Company matching allocations and participant elected salary reductions are recorded in participants’ accounts at the end of the applicable payroll period.

Unallocated Net Assets Available for Benefits

Unallocated net assets available for benefits represents the market value of shares of McDonald’s common stock purchased through the ESOP which has not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the market value of the shares as they are allocated to participants.

3. Investments

During 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows (in thousands):

Mutual funds	$27,576
Common stocks other than McDonald’s Corporation	37,571
McDonald’s Corporation common stock	319,727

$384,874

The fair value of individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows (in thousands):

	December 31
	2003		2002
McDonald’s Corporation common stock	$908,984	*	$619,145	*
Synthetic Guaranteed Investment contracts (at contract value):
Allstate Life Insurance Company	—		67,820
Pacific Mutual Life Insurance Company	97,395		92,151
UBS AG	81,708		78,975

*	Includes nonparticipant directed.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following is a summary of each investment contract held at December 31, 2003:

	2003 Average Yield	2002 Average Yield	2003 Crediting Interest Rate*	2002 Crediting Interest Rate*	Book Value	Fair Market Value	Fair Value of Wrapper
Bank of America	10.78%	6.75%	6.92%	6.24%	$14,127,180	$20,696,008	$(6,568,828)
Bank of America	2.94	—	1.27	—	31,851,839	31,963,079	(111,240)
JP Morgan Chase	3.61	—	1.39	—	25,316,407	25,573,608	(257,201)
Monumental Life Insurance Co.	3.24	—	1.26	—	30,291,785	30,341,769	(49,984)
Pacific Life Insurance Company	5.69	6.37	5.69	6.37	97,394,705	100,834,012	(3,439,307)
Pacific Life Insurance Company	6.49	6.68	6.67	6.49	11,332,937	11,475,574	—
Principal Life Insurance Company	4.73	5.83	5.21	5.69	40,908,401	44,573,600	(3,665,199)
State Street Bank & Trust	2.78	2.59	2.43	2.49	54,605,089	54,580,786	24,303
UBS AG	3.12	4.16	3.46	4.10	81,707,502	82,733,940	(1,026,438)

					$387,535,845	$402,772,376

*	The crediting interest rate is determined at the end of each calendar year.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Prior to March 31, 2003, the allocated ESOP consisted of participant-directed investments as well as nonparticipant-directed investments as participants under age 50 could not diversify these investments. As of March 31, 2003, participants could elect to fully diversify all accounts in the Plan, regardless of age or service; therefore the allocated ESOP became fully participant-directed. Information about the nonparticipant-directed investments prior to March 31, 2003, are included in the “Allocated Account” column on pages 3 and 4 of the basic financial statements. The unallocated ESOP, as disclosed in the “Unallocated Account” column on pages 2 through 4 of the basic financial statements, consists solely of nonparticipant-directed investments.

5. Notes Payable

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for 3 years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. In November 1999, $8,684,656 of these notes were paid down, leaving a total of $8,775,344 remaining. In December 1995, the Leveraged ESOP issued a total of $18,970,000 of 6.74%, 6.75%, 6.72%, and 6.68% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004 and 2005, September 15, 2004, and December 15, 2003, respectively. In November 1999, $11,771,030 of these notes were paid down, leaving a total of $7,198,970 remaining. In December 1996, the Leveraged ESOP issued a total of $20,220,000 of 6.82%, 6.75%, and 6.77% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 15, 2002, and December 15, 2003, respectively. In November 1999, $14,181,859 of these notes were paid down, leaving a total of $6,038,141 remaining. In December 1997, the Leveraged ESOP issued a total of $18,350,000 of 6.89%, 6.86%, and 6.81% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004,

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

5. Notes Payable (continued)

December 1, 2003, and December 15, 2002, respectively. In November 1999, $13,600,913 of these notes were paid down, leaving a total of $4,749,087 remaining. All proceeds were used for prepayment of the Series A and B Guaranteed ESOP Notes. The terms of the Series C Notes require semiannual interest payments with lump-sum principal payments at maturity date.

The Series A/B and Series C Notes are collateralized by unallocated shares of McDonald’s common stock, valued at $161,527,000 and $23,335,000, respectively, at December 31, 2003. All Notes are guaranteed by McDonald’s Corporation. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions, which were valued at approximately $184,862,000 at December 31, 2003. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years and beyond (in thousands):

	Series A Notes	Series B Notes	Series C Notes	Total
2004	$—	$—	$7,895	$7,895
2005	1,164	586	5,203	6,953
2006	3,314	1,669	2,300	7,283
2007	5,100	2,570	—	7,670
2008	5,217	2,628	—	7,845
Beyond 2008	42,317	21,318	—	63,635

Total over remaining life of Notes	$57,112	$28,771	$15,398	$101,281

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

6. Administrative Fees

The custodian and investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participants’ accounts, including salary expenses for certain Company employees. The Company provides other administrative services to the Plan without charge.

7. Income Tax Status

The Plan has received a favorable determination letter dated May 14, 2002, from the Internal Revenue Service (“the IRS”) stating that the Plan is qualified under Section 401(a) of the IRC and that the ESOP component of the Plan constitutes an employee stock ownership plan that meets the requirements of Section 4975 of the IRC. The Trust established in connection with the Plan appears to be exempt from federal income taxes.

8. Transactions With Parties In Interest

During 2003 and 2002, the Plan received $14,668,000 and $9,081,000, respectively, in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC. Fees paid during the year for accounting and other services rendered by parties in interest were based on customary and reasonable rates for such services.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
The Northern Trust Company*:
Coltv Short Term Invt Fund	44,122,560	$44,122,560	$44,122,560

Corporate Stock – Preferred:
ADR News Corp Ltd Sponsored ADR REPSTG PFD LTD	1	—	8

Total Corporate Stock – Preferred			8
Corporate Stock – Common:
Abbott Lab	32,300	—	1,505,180
Accredohlth Inc	7,725	—	244,187
Actel Corp	6,650	—	160,265
Activcard Corp	19,200	—	151,296
Acxiom Corp	3,350	—	62,209
Adobe Sys Inc	4,490	—	176,457
ADR Astrazeneca PLC Sponsored	13,600	—	657,968
ADR Au Optronics Corp	6,510	—	77,599
ADR Aventis Sponsored	25,150	—	1,666,439
ADR BP PLC	48,050	—	2,371,267
ADR Chicago Bridg & Iron Co	7,200	—	208,080
ADR Flamel Tech	8,625	—	231,064
ADR Koninklijke Philips Electrs N V N Y Registry SH New 20	49,250	—	1,432,682
ADR Nokia Corp Sponsored ADR	11,500	—	195,500
ADR Novartis	15,400	—	706,706
ADR Roche Hldg LTD	8,600	—	867,475
ADR SAP Aktiengesellschaftsponsored ADR	25,900	—	1,076,404
ADR Teva Pharmaceutical Inds Ltd ADR	16,400	—	930,044

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
ADR Total SA	11,000	$—	$1,017,610
ADR Vodafone Group	37,000	—	926,480
Adtran Inc	8,760	—	271,560
Aeroflex Inc	28,150	—	329,073
Aes Corp	8,900	—	84,016
Aetna Inc	2,070	—	139,891
Agere Sys Inc	37,410	—	114,100
Agilent Technologies Inc	45,600	—	1,333,344
Air Prod & Chem Inc	8,470	—	447,470
Airtran Hldgs Inc	5,690	—	67,711
Akamai Tech Inc	3,746	—	40,269
Alcan Inc	20,350	—	955,432
Alico Inc	200	—	6,952
Allergan Inc	7,100	—	545,351
Alliance Data Sys Corp	4,420	—	122,346
Allied Waste Inds Inc	8,650	—	120,062
Allmerica Finl Corp	1,594	—	49,047
Alltel Corp	1,900	—	88,502
Altera Corp	30,500	—	692,350
Amer Express Co	31,500	—	1,519,245
Amerco Com	1,668	—	35,862
Amerisourcebergen Corp	1,600	—	89,840
Ameritrade Hldg Corp	15,090	—	212,316
Amern Healthways Inc	17,930	—	427,989
Amern Intl Group Inc	43,287	—	2,869,062
Amgen Inc	28,100	—	1,736,580
Anadigics Inc	5,027	—	29,961
Analog Devices Inc	10,500	—	479,325
Anheuser Busch Cos Inc	11,200	—	590,016
Ann Taylor Stores Corp	5,000	—	195,000

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Apollo Group Inc Cl A	8,500	$—	$578,000
Apple Computer Inc	2,700	—	57,699
Applebees Intl Inc	6,175	—	242,492
Applied Materials Inc	22,500	—	505,125
Applied Signal Tech Inc	1,863	—	42,868
Artisan Components Inc	9,400	—	192,700
Ascential Software Corp	7,300	—	189,289
Aspect Comm Inc	3,094	—	48,761
AT Rd Inc	6,550	—	87,115
Audiocodes LTD	3,465	—	36,175
Autobytel Com Inc	2,428	—	22,046
Avatar Hldgs Inc	200	—	7,388
Avaya Inc	6,600	—	85,404
Avon Prod Inc	7,300	—	492,677
Axis Cap Hldgs LTD	2,770	—	81,106
Axonyx Inc	6,834	—	33,282
Bakbone Software Inc	8,065	—	22,179
Bank of America Corp	34,250	—	2,754,727
Bank One Corp	13,200	—	601,788
Banknorth Group Inc	1,400	—	45,542
Barr Pharmaceuticals Inc	10,725	—	825,289
Bear Stearns Cos Inc	900	—	71,955
Becton Dickinson & Co	500	—	20,570
Bed Bath Beyond Inc	31,000	—	1,343,850
Bellsouth Corp	61,650	—	1,744,695
Belo Corp	2,300	—	65,182
Beverly Enterprises Inc	5,875	—	50,466
Bostonfed Bancorp Inc	200	—	6,980
Boyd Gaming Corp	6,100	—	98,454
Bradley Pharmaceuticals Inc	5,500	—	139,865
Brookline Bancorp Inc Del	2,100	—	32,214

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
C Cornet Corp	3,959	$—	$44,064
CDW Corp	3,170	—	183,099
Cache Inc	7,525	—	156,746
Caremark RX Inc	47,810	—	1,211,027
Carmax Inc	1,400	—	43,302
Carrier Access Corp	2,626	—	32,877
CB Bancshares Inc	150	—	9,390
Celgene Corp	3,830	—	172,427
Cendant Corp	86,550	—	1,927,468
Cephalon Inc	3,150	—	152,491
Ceridian Corp	7,900	—	165,426
Champion Enterprises Inc	4,610	—	32,270
Charles Riv Assocs Inc	5,820	—	186,182
Charter 1 Fincl Inc	1,700	—	58,735
Checkfree Corp New	4,080	—	112,812
Cheesecakefactory Inc	3,200	—	140,896
Ches Energy Corp	7,080	—	96,146
Chicos Fas Inc	4,050	—	149,648
Childrens Pl Retail Stores Inc	5,225	—	139,664
Chippac Inc	20,700	—	157,113
Chiron Corp	2,620	—	149,314
Ciena Corp IPO 02-07-97	13,290	—	88,246
Cintas Corp	2,150	—	107,779
Cisco Sys Inc	95,500	—	2,319,695
Citigroup Inc	89,066	—	4,323,264
Citrix Sys Inc	3,740	—	79,325
Clear Channel Communications Inc	47,700	—	2,233,791
Clorox Co	18,350	—	891,076
Cmnty Hlth Sys Inc New	3,010	—	80,006
Cnet Networks Inc	18,490	—	126,102
Coach Inc	4,360	—	164,590

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Coastal Bancorp Inc	600	$—	$24,666
Com Kroll Inc	9,275	—	241,150
Comcast Corp	55,642	—	1,828,953
Comm Bancshares Inc	825	—	40,441
Computer Assoc Intl Inc	4,300	—	117,562
Comversetech Inc Par $0.10	12,110	—	213,015
Conceptus Inc	13,400	—	142,308
Concur Tech Inc	8,400	—	81,312
ConocoPhillips	32,164	—	2,108,993
Conseco Inc	5,700	—	124,260
Corillian Corp	3,734	—	23,562
Corinthian Colleges Inc	4,173	—	231,852
Corio Inc	4,430	—	12,138
Corning Inc	13,830	—	144,247
Corporate Executive Brd Co	3,510	—	163,812
Corvis Corp	9,890	—	16,813
Cost Plus Inc Cal	9,550	—	391,550
Costco Whsl Corp New	15,800	—	587,444
Countrywidefinl Corp	533	—	40,453
Coventryhlth Care Inc	4,825	—	311,164
Crown Hldgs Inc	10,890	—	98,663
Cummins Inc	2,290	—	112,073
Cumulus Media Inc	11,314	—	248,908
Cymer Inc	1,980	—	91,456
Cypress Biosciences Inc	2,340	—	35,451
Dean Foods Co	3,340	—	109,786
Deere & Co	2,750		178,887
Dell Computer Corp	40,100	—	1,361,796
Dendreon Corp	2,877	—	23,189
Dentsply Intl Inc New	1,600	—	72,272

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Diamond Cluster	12,700	$—	$129,540
Digital Insight Corp	4,800	—	119,520
Digitas Inc	17,400	—	162,168
Discovery Labs Inc	3,252	—	34,113
Ditech Comm Corp	3,786	—	72,313
Dot Hill Sys Corp	1,755	—	26,588
Duponte Denemours & Co	32,150	—	1,475,363
Dycom Inds Inc	1,821	—	48,839
Eastman Kodak Co	900	—	23,103
Eaton Corp	750	—	80,985
Ebay Inc	14,200	—	917,178
Ecolab Inc	6,710	—	183,653
Ed Mgmt Corp	13,360	—	414,694
Electr Arts	15,280	—	730,078
Electronics For Imaging Inc	12,375	—	321,997
EMC Corp	64,100	—	828,172
Emulex Corp	8,450	—	225,446
Entergy Corp	29,600	—	1,691,048
Eon Labs Inc	1,975	—	100,626
Espeed Inc	17,600	—	412,016
Expeditors Intl Wash Inc	1,770	—	66,658
Extreme Networks Inc	17,400	—	125,454
Fairchild Semiconductor Intl Inc	5,750	—	143,577
FBL Finl Group Inc	1,700	—	43,860
Firstfed Finl Corp	200	—	8,700
Fiserv Inc	4,210	—	166,337
Fisher Scientific Intl Inc	7,540	—	311,930
Fleetwood Enterprises Inc	2,337	—	23,978
Flowers Foods Inc	2,400	—	61,920
Forest Lab Inc	6,400	—	395,520

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Formfactor Inc	4,870	$—	$96,426
Freeport Mcmoran C & G CLB	3,450	—	145,348
Gannett Inc	16,091	—	1,434,674
Gartner Group Inc	11,400	—	128,934
Gatx Corp	3,010	—	84,220
Gen Elec Co	47,800	—	1,480,844
Gen-Probe Inc New	4,150	—	151,350
Genentech Inc	12,100	—	1,132,197
Gilead Sci Inc	14,500	—	843,030
Globespan Virata Inc	23,300	—	137,004
Goldman Sachs Group Inc	24,750	—	2,443,567
Gray T.V. Inc	32,400	—	489,888
Guess Inc	2,388	—	28,823
Harley Davidson Inc	11,500	—	546,595
Harman Intl Inds Inc	2,000	—	147,960
Harrahs Entmt Inc	500	—	24,885
Hayes Lemmerz Intl Inc	2,285	—	41,404
HBR Fla Bacnshares Inc	300	—	8,913
HCA Inc	600	—	25,776
Healthextras Inc	5,925	—	79,395
Hearusa Inc	5,925	—	13,331
Hewlett Packard Co	74,051	—	1,700,951
Homestore Inc	10,776	—	50,970
Hughes Elec Corp	23,132	—	382,841
Hyperion Solutions Corp	6,150	—	185,361
Immucor Inc	8,700	—	177,393
Inamed Corp	2,160	—	103,810
Infospace Inc	1,877	—	43,265
Insight Enterprises Inc	15,450	—	290,460
Integrated Alarm Svcs Group Inc	16,400	—	139,400
Integrated Device Tech Inc	7,900	—	135,643

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Intel Corp Cap	66,400	$—	$2,138,080
Intelligroup Inc	6,227	—	35,307
Interactivecorp	16,300	—	553,059
Interpublic Group Companies Inc	8,540	—	133,224
Interwoven Inc	12,950	—	163,688
Intl Business Machs Corp	11,500	—	1,065,820
Intl Game Tech	5,800	—	207,060
Intuitive Surgical Inc	9,400	—	160,646
Investors Finl Svcs Corp	4,040	—	155,176
Invitrogen Corp	2,100	—	147,000
Ivax Corp	5,910	—	141,131
Jefferies Group Inc	2,010	—	66,370
JLG Inds Inc	7,200	—	109,656
Johnson Ctl Inc	2,600	—	301,912
Journal Register Co	3,100	—	64,170
Key Energy Svcs Inc	2,933	—	30,239
Kindred Healthcare Inc	778	—	40,440
KLA - Tencor Corp	18,160	—	1,065,447
Knight-Ridder Inc	800	—	61,896
Kos Pharmaceuticals Inc	3,850	—	165,704
Lam Resh Corp	14,640	—	472,872
Lauder Estee Cos Inc	12,750	—	500,565
LCA-Vision Inc	1,902	—	40,265
Leapfrog Enterprises Inc	2,480	—	65,794
Lee Enterprises Inc	700	—	30,555
Legg Mason Inc	2,570	—	198,353
Lexar Media Inc	6,110	—	106,497
Liberty Media Corp	169,100	—	2,010,599
Lionbridge Tech Inc	15,069	—	144,813
Liveperson Inc	3,687	—	18,726
Lockheed Martin Corp	22,950	—	1,179,630

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Lowes Cos Inc	27,250	$—	$1,509,378
Macromedia Inc	4,050	—	72,252
Manhattan Assocs Inc	3,850	—	106,414
Mannatech Inc	2,339	—	25,402
Manpower Inc	2,740	—	128,999
Marcus Corp	200	—	3,280
Mariner Hlth Care Inc	1,000	—	22,300
Marlin Business Svcs Corp	3,000	—	52,200
Marriott Intl Inc New Com	9,110	—	420,882
Marvel Enterprises Inc	5,670	—	165,054
Marvell Tech Group Marvell Tech Group Inc	5,850	—	221,890
Masco Corp	31,600	—	866,156
Mastec Inc	2,197	—	32,538
Matria Healthcare Inc	5,900	—	124,667
MBNA Corp	31,200	—	775,320
Mccaltchy Co	900	—	61,920
McDonalds Corporation*	36,608,292	526,965,762	908,983,890
Mcgraw Hill Companies Inc	700	—	48,944
Media Gen Inc	700	—	45,570
Medicis Phar Corp	1,730	—	123,349
Medimmune Inc	28,150	—	715,010
Medtronic Inc	14,300	—	695,123
Memc Electr Matls Inc	18,500	—	177,970
Mercantile Bankshares Corp	700	—	31,906
Mercury Interactive Corp	3,100	—	150,784
Merrill Lynch & Co Inc	19,100	—	1,120,215
Metal Mgmt Inc	1,025	—	37,853
Metlife Inc	38,401	—	1,292,962
MGI Pharma Inc	4,200	—	172,830
MGM Mirage	4,200	—	157,962

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Micromuse Inc	9,200	$—	$63,480
Microsoft Corp	78,100	—	2,150,874
Microstrategy Inc	256	—	64
Mid Atlc Med Svcs Inc	2,890	—	187,272
Mind CT LTD	5,439	—	32,634
MIPS Tech Inc	7,136	—	38,856
Modem Media Inc	10,800	—	88,236
Molex Inc	4,320	—	150,725
Monster Worldwide Inc	4,750	—	104,310
Morgan Stanley	30,050	—	1,738,994
Motorola Inc	68,200	—	959,574
Movie Gallery Inc	12,225	—	228,363
MSC Indl Direct Inc	4,000	—	110,000
Nabors Industries	1,740	—	72,210
Natl Semiconductors Corp	3,420	—	134,782
Navigant Consulting Inc	2,806	—	52,921
Navistar Intl Corp	2,330	—	111,584
NBTY Inc	3,690	—	99,113
Netscreen Technologies Inc	4,860	—	120,285
Neurocrine Biosciences Inc	2,090	—	113,989
New York Times Co	1,300	—	62,127
Nextar Broadcasting Group Inc	11,000	—	150,810
NII Hldgs Inc	484	—	36,121
Noble Corp	20,950	—	749,591
Novavax Inc	18,400	—	110,400
Novell US Sys Inc	4,550	—	191,328
Occidental Pete Corp	34,650	—	1,463,616
Odysseyre Hldgs Corp	6,400	—	144,320
Omnicare Inc	3,280	—	132,479
Opnet Tech Inc	5,817	—	95,748
Optibase LTD	3,813	—	24,861
Orbital SCI Corp	3,852	—	46,301

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Pacer Intl Inc Tenn	12,300	$—	$248,706
Pacificare Hlth Sys Inc	1,480	—	100,048
Palatin Tech Inc	1,345	—	3,363
Parlex Corp	6,300	—	49,833
Patterson Dental Co	1,680	—	107,789
PC-Tel Inc	11,500	—	122,015
PDI Inc	1,764	—	47,293
Peoplesoft Inc	32,100	—	731,880
Pepsico Inc	32,750	—	1,526,805
Petsmart Inc	13,250	—	315,350
Pfizer Inc	80,618	—	2,848,234
Pharmaceutical Res	4,925	—	320,864
Phelps Dodge Corp	2,110	—	160,550
Photon Dynamics Inc	4,100	—	164,984
Pixar	1,140	—	78,991
PMC Sierra Inc	6,470	—	130,371
Polycom Inc	5,730	—	111,850
Portal Software Inc	9,540	—	64,204
Praecis Phar Inc	4,662	—	30,023
Procter & Gamble Co	5,800	—	579,304
Provident Finl Svcs Inc	1,600	—	30,240
Providian Finl Corp	7,820	—	91,025
Psychiatric Solutions Inc	3,900	—	81,510
Pub Service Enterprise Group Inc	29,150	—	1,276,770
Qualcomm Inc	3,200	—	172,576
Radian Group Inc	2,050	—	99,938
Rambus Inc	1,248	—	38,314
Rare Hospitality Intl Inc	13,375	—	326,885
Red Hat Inc	4,540	—	85,216
Res Connection Inc	4,800	—	131,088

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Rite Aid Corp	16,160	$—	$97,606
Royal Caribbean Cruises	3,970	—	138,116
Ruby Tuesday Inc	2,990	—	85,185
Rudolph Technologies Inc	7,350	—	180,369
Salix Pharm LTD	8,200	—	185,894
Sanmina-SCI Corp	15,720	—	198,229
SBA Comm Corp	8,939	—	33,789
Schein Henry Inc	3,100	—	209,498
Schlumberger Ltd	21,900	—	1,198,368
Scientific-Atlanta Inc	1,600	—	43,680
SEI Invts Co	4,860	—	148,084
Siebel Sys Inc	11,470	—	159,089
Silicon Image Inc	14,950	—	108,089
Silicon Labs Inc	2,370	—	102,431
Silicon Storage Tech Inc	12,600	—	138,600
Silicon Val Bancshares	2,230	—	80,436
Sina Corp	3,510	—	118,463
Skyworks Solutions Inc	12,775	—	111,143
Smith Intl Inc	3,050	—	126,636
Sonus Networks Inc	20,630	—	155,963
Sovereign Bancorp Inc	4,630	—	109,963
Spectrasite Inc	1,088	—	37,808
SPX Corp	1,580	—	92,920
St Str Corp	16,500	—	859,320
Staples Inc	26,850	—	733,005
Starwood Hotels & Resorts Worldwide Inc	4,300	—	154,671
Steris Corp	800	—	18,080
Sun Bancorp Inc	300	—	7,920
Sun Healthcare Group Inc	2,770	—	27,562
Sungard Data Sys Inc	6,260	—	173,465

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Superconductor Tech Inc	4,063	$—	$22,672
Supergyn Inc	3,310	—	36,410
Sybase Inc	1,100	—	22,638
Target Corp	23,150	—	888,960
Taro Pharmaceutical Inc	5,025	—	324,113
Telesystem Intl Wireless Inc	5,195	—	43,326
Tetra Tech Inc	10,360	—	257,550
Tiffany & Co	29,150	—	1,317,580
Time Warner Inc	55,150	—	992,149
Time Warner Telecom Inc	8,400	—	85,092
TLC Vision Corp	6,416	—	42,538
TR Co NJ Jersey Cy	200	—	7,936
Transaction Sys Architects Inc	2,134	—	48,292
Travelers Ppty Cas Corp	97,933	—	1,643,316
T. Rowe Price Group Inc	2,490	—	118,051
TTM Technologies Inc	9,750	—	164,580
Tumbleweed Comm Corp	3,836	—	32,146
TX Instrs Inc	51,900	—	1,524,822
Tyco Intl LTD	45,000	—	1,192,500
Univision Communications Inc	28,450	—	1,129,181
Unizan Finl Corp	1,800	—	36,450
Unova Inc	4,960	—	113,832
Unvl Health Services Inc	1,910	—	102,605
UTD Tech Corp	18,588	—	1,761,585
Vans Inc	3,670	—	41,875
Varian Med Sys Inc	1,600	—	110,560
Ventiv Hlth Inc	5,887	—	53,866
Verisign Inc	12,260	—	199,838
Viacom	37,531	—	1,665,626
Viasat Inc	2,073	—	39,677
Virage Logic Corp	14,200	—	144,414
Virologic Inc	9,753	—	36,671

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Corporate Stock – Common (continued):
Vishay Intertechnology Inc	5,770	$—	$132,133
Visx Inc	1,188	—	27,502
Wal-Mart Stores Inc	21,800	—	1,156,490
Watchguard Tech Inc	21,100	—	122,802
Watson Pharmaceuticals Inc	2,190	—	100,740
Weatherford Intl LTD	11,300	—	406,800
Webster Fncl Corp	700	—	32,102
Wells Fargo & Co	36,500	—	2,149,485
Westcorp	4,400	—	160,820
Westn Wireless Corp	3,930	—	72,155
Whitney Hldg Corp	600	—	24,594
Whole Foods Mkt Inc	9,000	—	604,170
Wiley John & Sons Inc	2,100	—	54,663
Williams Co Inc	11,530	—	113,225
Williams Sonoma Inc	3,360	—	116,827
Wireless Facs Inc	7,500	—	111,450
Wsfs Finl Corp	200	—	8,970
XM Satellite Radio Hldgs Inc	4,950	—	130,482
XO Comm Inc	4,146	—	23,840
XTO Energy Inc	3,770	—	106,691
Yahoo Inc	19,300	—	871,781
Yardville Natl Bancorp	400	—	10,296
Zebra Tech Corp	1,950	—	129,422
Zimmer Hldgs Inc	3,400	—	239,360
1st Finl Hldgs Inc	1,000	—	31,260
1st Horizon Pharmaceutical Corp	3,428	—	38,394
1st Niagara Finl Group Inc	1,500	—	22,365
1st Sentinel Bancorp Inc	300	—	6,318
24/7 Real Media Inc	12,955	—	17,360
3M Co	6,900	—	586,706

Total Corporate Stock – Common			1,063,140,783

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Participant loans varying maturities with interest rates ranging from 5% to 5.75%		$—	$16,652,253
Value of Interest in Registered Investment Companies:
Artisan Fds Inc Intl Fd Inv Shs	637,435	—	12,053,904
Morgan Stanley Instl Fd Intl Eqty	739,283	—	14,090,742
Vanguard Instl Ind Wx Fd Sh Ben Int	655,904	—	66,757,911
Wellington Tr Coltv Core Bd Plus	1,539,812	—	17,600,050
Wellington Tr Coltv Core Eqty	3,233,216	—	24,410,781
Wellington Tr Coltv Core Intl	713,440	—	6,114,180
Wellington Tr Coltv Small Cap	580,441	—	6,698,289

Total Value of Interest in Registered Investment Companies			147,725,857

Investment contracts:
Investment contracts (excluding Synthetic Guaranteed Investment Contracts):
Principal Life Insurance Co. 4-28950	40,908,401	—	40,908,401
Pacific Life G-26407	11,332,937	—	11,332,937

Total investment contracts (excluding Synthetic Guaranteed Investment Contracts)			52,241,338

Synthetic Guaranteed Investment Contracts:
Bank of America Wrapper Contract	—	—	(111,240)
Underlying Assets of Synthetic Guaranteed Investment Contract:
INVESCO Short-Term Bond Fund	—	—	31,963,079

Bank of America Synthetic Guaranteed Investment Contract	—	—	31,851,839

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Investment contracts (continued):
Synthetic Guaranteed Investment Contracts (continued):
Bank of America Wrapper Contact	—	$—	$(6,568,828)
Underlying Assets of Synthetic Guaranteed Investment Contract:
US Treasury Note	—	—	2,965,168
US Treasury Note	—	—	4,159,710
AB-SubPrime Auto	—	—	4,703,867
CMBS Conduit	—	—	29,710
US Agy Deb	—	—	4,411,444
Short term Investment Fund	—	—	4,426,109

Total Underlying Assets	—	—	20,696,008

Bank of America Synthetic Guaranteed Investment Contract	—	—	14,127,180
JP Morgan Chase Wrapper Contract	—	—	(257,201)
Underlying Assets of Synthetic Guaranteed Investment Contract:
WAM AAA	—	—	25,573,608

JP Morgan Synthetic Guaranteed Investment Contract	—	—	25,316,407

Monumental Life Insurance Co. Wrapper Contract			(49,984)
Underlying Assets of Synthetic Guaranteed Investment Contract:
INVESCO Intermediate Fund	—	—	30,341,769

Monumental Life Insurance Co. Synthetic Guaranteed Investment Contract	—	—	30,291,785

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issuer/ Description of Investment	Number of Shares or Par Value	Cost**	Current Value
Investment contracts (continued):
Synthetic Guaranteed Investment Contracts (continued):
Pacific Life Insurance Co. Wrapper Contract	—	$—	$(3,439,307)
Underlying Assets of Synthetic Guaranteed Investment Contract:
PIMCO Funds	—	—	100,834,012

Pacific Life Insurance Co. Synthetic Guaranteed Investment Contract	—	—	97,394,705
State Street Bank & Trust Wrapper Contract	—	—	24,303
Underlying Assets of Synthetic Guaranteed Investment Contract:
INVESCO Short-Term Bond Fund	—	—	54,580,786

State Street Bank & Trust Synthetic Guaranteed Investment Contract	—	—	54,605,089
UBS AG Wrapper Contract	—	—	(1,026,438)
Underlying Assets of Synthetic Guaranteed Investment Contract:
AAA Asset Backed Securities	—	—	82,733,940

UBS AG Synthetic Guaranteed Investment Contract	—	—	81,707,502

Total Synthetic Guaranteed Investment Contracts	—	—	335,294,507

Total investment contracts			387,535,845

			$1,659,177,306

*	Party in interest.
**	Historical cost is disclosed only for nonparticpant-directed investments.

EIN 36-2361282

Plan #001

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

(In Thousands)

Year ended December 31, 2003

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii) – Series of transactions in excess of 5% of plan assets

McDonald’s Corporation	McDonalds Corporation Common Stock	$27,562	$—	$27,562	$27,562	$—
		—	49,134	36,377	49,134	12,757

There were no category (i), (ii), or (iv) reportable transactions during 2003.

Document #: 132715-v1

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

	By:	ADMINISTRATIVE COMMITTEE

Date: June 25, 2004	By:	/s/ Christine M. Cole
Christine M. Cole
Trustee and Member of the
Administrative Committee